SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NETC4: R$ 26.25/share (Bovespa)
NETC: US$ 12.50/ADR (Nasdaq)
XNET: EUR$ 9.49/share (Latibex)
Total Shares: 292,353,321
Market Value: R$ 7.7 billion
Closing Price: 01/02/2007

2006 Earnings Results

São Paulo, February 2, 2007 – Net Serviços de Comunicação S.A. (Bovespa: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest Pay TV multi-service operator in Latin America offering bidirectional Broadband Internet access (“Vírtua”) and voice services (“Net Fone via Embratel”) announces today its fourth quarter of 2006 (“4Q06”) and full year 2006 earnings results.

The following financial and operating data, except where otherwise stated, are presented in accordance with the Brazilian Corporate Law (“BR GAAP”) on a consolidated basis. Figures in US GAAP are shown in the footnotes. The differences between the figures in BR and US GAAP can be explained by the 4.4% appreciation of the average rate of the Real in the period, and by the different accounting principles involved. In the latter case, the main variations are presented in the section “Main Accounting Differences between BR GAAP and US GAAP”.

Consolidated Financial Highlights	4Q06	4Q05	Var.	2006	2005	Var.

(R$ million)			4Q06x4Q05			2006x2005

Net Revenue	530.4	432.6	23%	1,936.0	1,593.1	22%
EBITDA (a)	143.6	114.7	25%	515.4	450.1	15%
EBITDA Margin	27%	27%	-	27%	28%	-
EBIT	93.1	65.9	41%	320.1	238.7	34%
Net Income before income tax	59.4	54.2	10%	198.3	123.8	60%
Net Debt	402.9	385.2	5%	-	-
Net Debt / EBITDA (last 12 months)	0.78x	0.86x	-	-	-
Net Debt / EV (b)	0.05	0.08	-	-	-

Operating Highlights

Homes Passed (thousand)	7,191.0	6,787.3	6%

Bidirectional Homes Passed (thousand)	2,993.9	2,488.1	20%

Pay TV subscriber base (thousand)
Connected subscribers	1,812.0	1,540.2	18%

Penetration on homes passed	25.2%	22.7%	-

Churn Rate – last 12 months	13.4%	13.8%	-

Broadband subscriber base (thousand)
Connected subscribers	727.0	366.5	98%

Penetration on bidirectional homes	24.3%	14.3%	-

Churn Rate – last 12 months	13.8%	13.9%	-

Voice service subscriber base (thousand)
Connected subscribers	181.9	-	-

Penetration on bidirectional homes	6.1%	-	-

Revenue generating units (thousand)	2,721.0	1,906.7	43%

Revenue generating units per subscriber	1.44	1.24	-

Client ARPU (R$/subscriber) (c)	121.70	117.93	3%

Number of employees	5,108	4,181	22%

(a)
It does not represent a financial statement item for the period in question, nor does it represent cash flow. It should therefore not be regarded as an alternative measure for net income/(loss), as an indicator of operating performance or as an alternative for cash flow as a source of liquidity. In addition, EBITDA definition may not be comparable to that adopted by other companies.

(b)	Enterprise Value calculated based on the share price at the end of the respective quarters multiplied by the total number of shares, plus net debt as of the last day of the quarter.
(c)	Calculated by the sum of Pay TV, Broadband, Voice and PPV subscription gross revenues, divided by the average Pay TV plus only Broadband and Voice connected subscribers.

IR	Marcio Minoru Miyakava	Juliana Bajon	André Brandi Carvalho
Contacts:	(5511) 2111-2811	(5511) 2111-2721	(5511) 2111-2983
	minoru@netservicos.com.br	juliana.bajon@netservicos.com.br	andre.carvalho@netservicos.com.br

4Q06 Earnings Results
February 2, 2007
http://www.ri.netservicos.com.br
Page 2 of 20

EXECUTIVE SUMMARY

The Company recorded a strong operating performance in 2006. The Pay TV segment recorded an 18% growth over 2005, closing the year with 1,812,000 subscribers. This growth was, for the second year in a role, higher than the Brazilian economic growth, as a result of the focus on selling activities, the ability to combine different products for the same client under one unique package and the maintenance of low churn rate levels, when compared to its peers. In 2006, net sales totaled 496,700, 50.6% above the 329,900 sales posted in 2005 and churn rate improved slightly, slowing from 13.8% in 2005 to 13.4% in 2006. Broadband contribution was also important. Broadband subscriber base practically doubled for the fourth consecutive year, ending the period with 727,000 subscribers versus 366,000 subscribers recorded at the end of 2005. Broadband churn rate was 13.8%, fairly stable in comparison to 2005 and net sales totaled 435,800, which represents a 100.7% increase over the 217,100 posted in 2005. Voice services, the Net Fone via Embratel, base ended the year with 181,900 subscribers, representing a 25% penetration over broadband subscribers, while net sales reached 200,200. Net Fone via Embratel launch strengthened our product portfolio, complementing Pay TV and Broadband services. With that, we currently offer three products in several combined packages in order to serve even better different income segments and consumer and entertainment profiles.

Growth 2006 x 2005

Net Revenues	+ 22%
Direct Operating Expenses	+ 19%
Administrative Expenses	+ 6%
EBITDA before Selling Expenses	+ 25%
Selling Expenses	+ 73%
Net Sales	+ 107%
EBITDA	+ 15%
Earnings before Income Tax	+ 60%

Net Revenue reached R$ 1,936.0 million in the year, 21.5% above the R$ 1,593.1 million recorded in 2005. Pay TV and Broadband subscriber base growth was the main driver for such increase, as monthly fees are pegged to the General Price Inflation Index (IGP-M), which recorded only a 3.8% increase in 2006. This result reflects the Company’s expansion strategy while still focusing on investment returns.

Operating costs and SG&A expenses, together, totaled R$ 1,420.6 million versus the R$ 1,143.0 million recorded in the previous year, corresponding to a 24.3% increase. Since the largest part of the Company’s cost is variable, making the growth of sales and of the subscriber base result in higher costs with programming, and during this accelerated growth stage, sales commission, marketing campaigns and active call center telecom expenses.

As a result, in 2006, consolidated EBITDA recorded a 14.5% growth, from R$ 450.1 million in 2005 to R$ 515.4 million in 2006. EBITDA margin in the year dropped from 28% to 27%, as the Company’s accelerated growth only took place in the second half of 2005. However, EBITDA before selling expenses grew by 25.3%, from R$ 552.6 million in 2005 to R$ 692.4 million in 2006, confirming that the recorded growth is bringing subscribers that have contributed positively to the solidification of the Company’s EBITDA margin. EBITDA margin before selling expenses grew from 35% in 2005 to 36% in 2006.

Earnings before equity result and income tax reached R$ 198.3 million this year, 60.2% above the R$ 123.8 million recorded in 2005. This result shows that the Company has maintained its focus on growing with profitability and, together with an adequate capital structure, it is resulting in consistent income before the effect of the tax benefits that the Company has the right to.

In the medium term, in order to maximize cash generation by using tax benefits, the Company will in 2007, accelerate the operating subsidiaries consolidation process, through their incorporation by Net Serviços. Currently the Company holds a net tax benefit balance, which include fiscal benefits on (i) tax losses carry forward; and (ii) goodwill from acquisition of R$ 1,433.1 million to be used in the coming periods. Taking into account a scenario of the amortization of the goodwill from acquisition, the Company’s net income should be temporarily lower, which does not necessarily correspond to a weaker performance, but should strengthen the Company’s cash generation.

4Q06 Earnings Results
February 2, 2007
http://www.ri.netservicos.com.br
Page 3 of 20

OPERATING PERFORMANCE

• Revenue generating unit (“RGU”), which is the sum of all Pay TV, Broadband and voice services, reached 2,721,000 in the quarter, 42.7% above than the result posted in the previous quarter. The increase in Pay TV and Broadband subscriber base, and the integration of these services with voice, supported this growth.

• RGU per subscriber ratio, which represents the average number of services per subscriber, grew from 1.24 to 1.44. This increase confirms the success of the Company’s efforts to strengthen bundle sales.

• Pay TV net sales in the fourth quarter totaled 128,600, 39.8% higher than the 92,000 sales recorded in the same period of the previous year. In 2006, net sales reached 496,700, 50.6% above the 329,900 sales accomplished in 2005.

• The 12-month Pay TV Churn rate dropped from 13.8% in 4Q05 to 13.4% in 4Q06. At the Company’s current growth stage, the drop in churn rate is part of the retention and subscriber loyalty policies. Voluntary disconnection accounted for 52% of the total, and the main reason for disconnection was subscribers moving to other cities or areas not covered by our network.

• Pay TV connected subscriber base recorded a 17.6% growth from 1,540,200 subscribers in 4Q05 to 1,812,000 subscribers at the end of 2006. This growth was, for the second year in a role, higher than the Brazilian economic growth, as a result of the focus on selling activities, the ability to combine different products for the same client under one unique package and the maintenance of low disconnection rate levels, when compared to its peers.

• Digital package subscriber base ended 2006 with 190,300 subscribers, as a result of the strategy to accelerate investments in this product.

• In pay-per-view, Soccer PPV sales, which include Regional Championships, the Brazilian Championship and the “Sócio Premiere Futebol Clube” (“Premiere Partner Soccer Club”), an a la carte channel, totaled 46,500 sales in the fourth quarter of 2006, a 24.7% growth over the 37,300 sales recorded in the same quarter of the previous year. PPV movie sales totaled 44,200 sales this quarter versus 38,100 sales in 4Q05, corresponding to a 15.8% growth. In 2006, PPV movie sales increased by 97%, reaching 120,800 sales in comparison to the 61,300 sales posted in 2005.

• Broadband net sales ended the quarter with 113,000 above the 75,700 sales posted in the same period of 2005. In the year, sales reached 435,800, which represented a 100.7% growth over 2005 net sales.

• The 12-month Broadband churn rate decreased slightly, reaching 13.8% , versus 13.9% recorded in the same period of the previous year. Voluntary disconnection represented 41.8% of the total, 14% of which corresponded to subscribers moving to areas not covered by our service.

• Broadband connected subscriber base reached 727,000 subscribers, 98.4% higher than the 366,500 connected subscribers recorded in 4Q05. Vírtua, our broadband product, remains acknowledged by its reliability and was granted INFO Broadband Award in November 2006. In addition to its Megaflash family product, where the user is provided with speed above 2 Megabits per second, the Company is positively using the migration of subscribers from dial-in to Broadband access.

• Net Fone Via Embratel connected subscriber base reached 181,900 in 4Q06. Net Fone via Embratel base already records a 25% penetration over Vírtua subscriber base, with less than twelve months of operations. At the end of 2006, Net Fone was operating in twelve cities, three of them, Ribeiro Preto, Sorocaba and Goiânia, were added in the last quarter.

• At the end of 4Q06, the Company’s call center had 85% of total calls answered in less than 10 seconds and 92% answered in less than 60 seconds, within the Company’s quality goals and as a result of the adjustments in the number of attending stations in order to follow subscriber base growing pace.

4Q06 Earnings Results
February 2, 2007
http://www.ri.netservicos.com.br
Page 4 of 20

CONSOLIDATED EARNINGS ANALYSIS

1. Consolidated Gross Revenue1 in 4Q06 rose by 25.5%, from R$ 541.0 million to R$ 678.7 million. Gross revenue recorded in 2006 a 25.4% increase, from R$ 1,968.6 million in 2005 to R$ 2,467.7 million. As detailed below, this result was mainly driven by the increase in monthly fees.

1.1. Subscription Revenue[2] , which accounts for 94% of the Company’s gross revenue, recorded a 27.6% growth, moving from R$ 499.7 million in 4Q05 to R$ 637.8 million in 4Q06. In the year, subscription revenue reached R$ 2,312.1 million, 26.0% above the R$ 1,834.9 million recorded in 2005. The 17.6% increase of the Pay TV base and the 98.4% increase of the Broadband bases were the main reasons for this result, as monthly fees are pegged to the General Price Index (IGP-M), which posted only a 3.8% growth in 2006.

1.2. Hook-up Revenue[3] comprising Pay TV and Broadband subscribers rose by 27.9%, reaching R$ 4.5 million in 4Q06 versus the R$ 3.5 million recorded in 4Q05. In the year, hook-up revenue grew by 20.8%, from R$ 15.0 million in 2005 to R$ 18.2 million in 2006. This result, in both annual and quarterly comparisons, was due to the increase in the number of accomplished sales.

1.3. PPV Revenue[4] in 4Q06 was R$ 21.4 million, fairly stable in comparison to the R$ 21.5 million revenue recorded in the same period of the previous year. In 2006, PPV revenue slowed by 0.9%, from R$ 72.4 million in 2005 to R$ 71.8 million in 2006, mainly as a result of the lower Brazilian Soccer Championship sales during the World Cup period.

1.4. Other Revenues[5] , which include Voice service revenues, magazine and technical assistance among others, totaled R$ 15.0 million in the quarter versus the R$ 16.3 million recorded in the same period of 2005. In the year, other revenues presented a 41.9% hike, from R$ 46.3 million to R$ 65.7 million in 2006.

1.5. Services and Other Taxes[6] , which include taxes and cancellations, totaled R$ 148.3 million, 36.9% up on the R$ 108.3 million recorded in 4Q05. In the year, services and other taxes grew by 41.6%, reaching R$ 531.7 million in 2006 versus the R$ 375.6 million recorded in the previous year.

2. Net Revenue7 totaled R$ 530.4 million in the quarter, against R$ 432.6 million in 4Q05, a 22.6% increase. In the year, net revenue rose by 21.5%, reaching R$ 1,936.0 million in comparison to the R$ 1,593.1 million recorded in 2005. This improvement was due to the successful implementation of the Company’s growth strategy, thus increasing RGU.

________________________________
1 In US GAAP Gross Revenue rose by 32.6%, from US$ 240.3 million in 4Q05 to US$ 318.6 million in 4Q06. In the year, Gross Revenue recorded a 40.3% increase, from US$ 815.9 million in 2005 to US$ 1,144.6 million in 2006.
2 In US GAAP Subscription Revenue recorded a 33.5% growth, from US$ 220.9 million in 4Q05 to US$ 295.1 million in 4Q06. In 2006, Subscription Revenue grew by 40.1%, from US$ 756.2 million in 2005 to US$ 1,059.1 million in 2006.
3 In US GAAP Hook-up Revenue rose by 106.3%, from US$ 2.6 million in 4Q05 to US$ 5.4 million in 4Q06. In the year, this line grew by 117.8%, from US$ 10.4 million in 2005 to US$ 22.7 million in 2006.
4 In US GAAP PPV Revenue climbed 4.1%, from US$ 9.5 million in 4Q05 to US$ 9.9 million in 4Q06. In the year, the growth was of 9.8%, from US$ 30.0 million in 2005 to US$ 32.9 million in 2006.
5 In US GAAP Other Revenues rose by 13.2%, from US$ 7.2 million in 4Q05 to US$ 8.2 million in 4Q06. In the year, Other Revenues recorded a 55.1% growth, from U$ 19.3 million in 2005 to US$ 29.9 million in 2006.
6 In US GAAP Services and Other Taxes rose by 43.3%, from US$ 47.9 million in 4Q05 to US$ 68.7 million in 4Q06. In the year, the increase was of 57.0%, from US$ 155.3 million in 2005 to US$ 243,8 million in 2006.
7 In US GAAP Net Revenue grew by 29.9%, from US$ 192.4 million in 4Q05 to US$ 249.9 million in 4Q06. In the year, Net Revenues recorded a 36.4% growth, moving from US$ 660.7 million in 2005 to US$ 900.9 million in 2006.

4Q06 Earnings Results
February 2, 2007
http://www.ri.netservicos.com.br
Page 5 of 20

3. Direct Operating Expenses8 posted R$ 255.2 million in the quarter, rising by 16.8% compared to the R$ 218.5 million reported in 4Q05. In 2006, direct operating expenses totaled R$ 947.6 million, rising by 19.1% against the R$ 795.4 million reported in the previous year. In view of the Company’s variable cost structure, increased sales and subscriber base led to higher operating expenses. However, in both analyses, direct operating expenses represented a lower percentage of net revenues.

3.1. Programming and Royalties costs[9] grew by 13.4%, from R$ 130.8 million in 4Q05 to R$ 148.2 million in 4Q06. In the year, programming and royalties costs rose by 13.9%, and reached R$ 554.0 million against the R$ 486.2 million recorded in 2005. This increase was due to Pay TV subscriber base growth, as costs are variable by the number of subscribers, and contractual adjustments with programmers pegged to the IGP-M Index.

3.2. Network Expenses[10] increased slightly, going from R$ 29.3 million in 4Q05 to R$ 29.5 million in 4Q06. In the year, the increase recorded was of 7.9%, going from R$ 104.1 million to R$ 112.3 million in 2006. This result was due to the bidirectional network growth leading to a higher demand of maintenance supply purchase. The prepayment of pole rental expenses can explain this lower increase in the quarter.

3.3. Customer Relations[11] expenses recorded a 17.7% drop, totaling R$ 3.9 million in 4Q06, versus the R$ 4.8 million recorded in 4Q05. In the annual comparison, this expense recorded a 19.5% drop, from R$ 20.0 million in 2005 to R$ 16.1 million in 2006. Both in the year and in the quarter, the main reason for this drop regards lower market survey expenses, since most of the database was built in 2005.

3.4. Payroll and Benefits[12] totaled R$ 25.3 million in 4Q06, 15.2% higher than the R$ 22.0 million recorded in the same period of the previous year, mainly due to the increase in the number of employees and to the collective labor agreement. In the year, this expense totaled R$ 97.7 million in 2006, 28.6% above the figure recorded in 2005, due to the same reasons mentioned above.

3.5. Other Operating Expenses[13] , comprising the call center and the Vírtua link, totaled R$ 48.1 million in 4Q06, 52.1% higher than the R$ 31.7 million recorded in 4Q05. The increase recorded in the annual comparison was of 53.6%, going from R$ 109.0 million in 2005 to R$ 167.5 million in 2006. Both annual and quarterly results are related to the increase in the subscriber base, which led to the call center adequacy, and to the increase in Vírtua link costs in order to serve a larger Broadband base.

________________________________
8 In US GAAP Direct Operating Expenses rose by 21.0%, from US$ 98 million in 4Q05 to US$ 118.6 million in 4Q06. In the year, this expense recorded a 32.2% increase, from US$ 329.7 million in 2005 to US$ 436.0 million in 2006.
9 In US GAAP Programming and Royalties grew by 17.2%, from US$ 58.2 million in 4Q05 to US$ 68.2 million in 4Q06. In the year, Programming and Royalties rose by 26.1%, from US$ 200.2 million in 2005 to US$ 252.4 million in 2006.
10 In US GAAP Network Expenses climbed 6.8%, from US$ 14.8 million in 4Q05 to US$ 15.8 million in 4Q06. In the year, this line grew by 37.8%, from US$ 47.3 million in 2005 to US$ 65.1 million in 2006.
11 In US GAAP Customer Relations recorded a 13.9% drop, from US$ 2.1 million in 4Q05 to US$ 1.8 million in 4Q06. In the year the decrease recorded was of 10.3%, from US$ 8.2 million in 2005 to US$ 7.4 million in 2006.
12 In US GAAP Payroll and Benefits grew by 19.5%, from US$ 9.8 million in 4Q05 to US$ 11.7 million in 4Q06. In the year, Payroll and Benefits climbed 21.6%, from US$ 31.4 million in 2005 to US$ 38.2 million in 2006.
13 In US GAAP Other Operating Expenses rose by 60.8%, from US$ 13.1 million in 4Q05 to US$ 21.0 million in 4Q06. In the year, the increase was of 70.9%, from US$ 42.7 million in 2005 to US$ 72.9 million in 2006.
14 In US GAAP SG&A grew by 30.7%, from US$ 44.9 million in 4Q05 to US$ 58.7 million in 4Q06. In the year, this line recorded a 49.6% increase, from US$ 145.3 million in 2005 to US$ 217.3 million in 2006.

4Q06 Earnings Results
February 2, 2007
http://www.ri.netservicos.com.br
Page 6 of 20

4. Selling, General and Administrative Expenses14 (SG&A) totaled R$ 131.6 million in the quarter, a 32.4% growth over the R$ 99.4 million recorded in 4Q05. In the year, SG&A expenses recorded a 36.1% growth, from R$ 347.6 million in 2005 to R$ 473.0 million in 2006. The main reasons for this result are detailed below:

4.1. Selling Expenses[15] amounted to R$ 47.5 million in 4Q06, 33.3% up against the R$ 35.6 million in 4Q05. As a percentage of net revenues, this result shows an improvement in the Company’s efficiency, leading to a 28% drop in the unitary sales cost, from R$ 212 in 4Q05, to R$ 153 in 4Q06. In the year, selling expenses grew by 72.5%, from R$ 102.6 million in 2005 to R$ 177.0 million in 2006. In the year, unitary cost recorded a 17% reduction, from R$ 188 in 2005 to R$ 156 in 2006.

4.2. General and Administrative Expenses[16] increased by 32.1%, from R$ 67.9 million in 4Q05 to R$ 89.7 million in 4Q06. In the year, general and administrative expenses grew by 27.0%, from R$ 236.5 million in 2005 to R$ 300.5 million in 2006. This increase is mainly a result of higher expenses regarding workforce, social charges and benefits due to the 22.2% increase in workforce in 2006 compared to 2005. In addition, during 4Q06 the Company recorded higher expenses with consulting and legal counsel related to special projects and IT services. The increase in printing and postage expenses due to subscriber base growth also explains this result.

4.3. Bad Debt Expenses[17] ended the quarter at R$ 4.6 million, up by 15% on the R$ 4.0 million recorded in 4Q05. In the year, bad debt expenses grew by 20.6%, from R$ 19.6 million in 2005 to R$ 23.6 million in 2006, but it is important to emphasize that it remained flat at a 1.2% level when compared to net revenue.

4.4. Other Administrative Expenses/Revenues[18] were positive at R$ 10.3 million in 4Q06 versus a positive R$ 8.2 million in 4Q05. In the quarter, the Company reverted R$ 9.9 million as fiscal contingencies, due to the payment of the ICMS tax regarding the court decision favorable to the Ministry of Finance of the State of So Paulo. In the annual analysis, this line was positive at R$ 28.0 million, above the positive R$ 11.1 million recorded in 2005, mainly explained by higher fiscal and civil contingencies reversions and by the payment of the ICMS tax in 4Q06.

5. Consolidated EBITDA19 stood at R$ 143.6 million in 4Q06, 25.2% up on the R$ 114.7 million posted in 4Q05. EBITDA margin remained stable at 27%, due to increased marketing activities, sales initiatives and call center expansion, geared to increase the subscriber base in the short run and in line with the Company’s growth strategy. In the year, EBITDA recorded a 14.5% growth, from R$ 450.1 million to R$ 515.4 million. EBITDA margin in the year dropped from 28% to 27%, as the Company’s accelerated growth only took place in the second half of 2005.

In 4Q06 EBITDA before selling expenses recorded a 27.1% increase, reaching R$ 191.1 million versus R$ 150.3 million recorded in the same period of the previous year. In the year, EBITDA before selling expenses grew by 25.3%, from R$ 552.6 million in 2005 to R$ 692.4 million in 2006, confirming that the recorded growth is bringing subscribers that have positively contributed to the solidification of the Company’s EBITDA margin in the long run. EBITDA margin before selling expenses rose from 35% in 2005 to 36% in 2006.

6. Depreciation and Amortization20 expenses totaled R$ 50.6 million, 3.6% up on the R$ 48.8 million recorded in 4Q05, due to higher investments in client acquisition, therefore increasing the fixed and deferred asset balance. In the year, these expenses recorded a 7.6% reduction, totaling R$ 195.3 million in 2006, versus the R$ 211.4 million recorded in 2005, mainly due to the changes in subscribers’ estimated useful life from 5 to 6 years, which impacted amortization expenses related to residential hookup costs.

________________________________
15 In US GAAP Selling Expenses rose by 39.6%, from US$ 15.8 million in 4Q05 to US$ 22.1 million in 4Q06. In the year, the growth was of 89.6%, from US$ 42.9 million in 2005 to US$ 81.4 million in 2006.
16 In US GAAP General and Administrative Expenses increased by 26.0%, from US$ 30.0 million in 4Q05 to US$ 37.8 million in 4Q06. In the year, General and Administrative expenses grew by 39.4%, from US$ 97.4 million in 2005 to US$ 135.7 million in 2006.
17 In US GAAP Bad Debt Expenses rose by 18.4%, from US$ 1.8 million to US$ 2.1 million in 4Q06. In the year, the increase was of 35.5%, from US$ 8.0 million in 2005 to US$ 10.8 million in 2006.
18 In US GAAP Other SG&A Expenses climbed 21.2%, from a negative US$ 2.7 million in 4Q05 to a negative US$ 3.3 million in 4Q06. In the year, other SG&A expenses grew by 254.9%, from a negative US$ 3.0 million in 2005 to a negative US$ 10.6 million in 2006.
19 In US GAAP EBITDA grew by 46.8%, from US$ 49.5 million in 4Q05 to US$ 72.6 million in 4Q06. In the year, EBITDA rose by 33.4%, from US$ 185.7 million in 2005 to US$ 247.7 million in 2006.

4Q06 Earnings Results
February 2, 2007
http://www.ri.netservicos.com.br
Page 7 of 20

7. Consolidated Operating Income21 (EBIT) ended the quarter at R$ 93.1 million, 41.2% up on the R$ 65.9 million recorded in 4Q05. In the year, EBIT grew by 34.1%, from R$ 238.7 million in 2005 to R$ 320.1 million in 2006.

NET FINANCIAL RESULT

NET FINANCIAL RESULT

Financial Results (R$ thousands)	4Q06	4Q05	2006	2005

Net Financial Result	(29,845)	(10,774)	(116,127)	(101,325)

Monetary Indexation, net	424	(1,069)	(170)	(4,263)
Gain (loss) on exchange rate, net	5,256	11,680	15,337	52,261
Financial expenses	(38,140)	(38,121)	(131,474)	(190,547)
Interest and charges debt	(33,202)	(33,671)	(117,095)	(159,241)
arrears and fine interest	(4,938)	(4,450)	(14,379)	(31,306)
Other financial expenses	(11,720)	(2,543)	(50,601)	(135,181)
Financial income	14,335	19,279	50,781	176,405

Result from the sale of property and equipment	(3,968)	(402)	(6,524)	(163)
Other (non operating)	117	(533)	826	(13,369)

1. Net Financial Result in the quarter was negative at R$ 29.8 million, compared to a negative R$ 10.8 million recorded in 4Q05. In the year, net financial result went from a negative R$ 101.3 million in 2005 to a negative R$ 116.1 million in 2006, mainly due to:

1.1 Monetary Indexation, net[22] in the quarter was positive at R$ 0.4 million, in comparison to a negative R$ 1.1 million in 4Q05, due to monetary restatement that negatively impacted the 4Q05 result versus the positive impact regarding monetary correction over the prepaid tax in 4Q06. In the year, the result was negative at R$ 0.2 million, versus a negative R$ 4.3 million in 2005. This decrease was mainly a result of a lower variation of the IGP-M Index in 2006, when compared to 2005, on CADE’s tax assessment notice.

1.2 Gain (Loss) on Exchange Rate, net[23] , which recorded a negative R$ 11.7 million in 4Q05, was positive at R$ 5.3 million this quarter. The appreciation of the real versus the US dollar, which generated an exchange gain for the perpetual bonds in 4Q06 in comparison to the US dollar appreciation effect over Net Sul Notes debt in 4Q05, can explain this result. In the year, the positive variation was lower in 70.7%, from R$ 52.3 million in 2005 to R$ 15.4 million in 2006, due to a higher real appreciation, which affected the debt amount denominated in US dollar in 2005.

1.3 Financial Expenses[24] remained stable at R$ 38.1 million at the end of this quarter, as the interest related to the Debentures were offset by the interest related to the perpetual bonds issued in November 2006. In the year, financial expenses dropped from R$ 190.6 million in 2005 to R$ 131.5 million in 2006, due to higher interest expenses in 2005 regarding the Company’s financial restructuring in March 2005.

1.4 Other Financial Expenses[25] in the quarter stood at R$ 11.7 million, versus the R$ 2.5 million recorded in 2005. This difference is mainly due to the R$ 5.4 million loss in 4Q06 versus a R$ 5.6 million gain in 4Q05 in hedge operations and swap, which are held in order to cover US dollar denominated investments. This hedge operation is managed in order to place US dollar payments within the US dollar denominated budget. In the year, the Company recorded a 62.6% reduction, from R$ 135.2 million to R$ 50.6 million, mainly due to non-recurring expenses regarding the conclusion of the financial restructuring in 2005.

1.5 Financial Income[26] dropped by 26%, from R$ 19.3 million in 4Q05 to R$ 14.3 million in 4Q06. This variation is a result of a lower income from financial investments, as the increase in the Company’s cash position only happened at the end of the quarter. In the year, financial income recorded a 71.2% drop, from R$ 176.4 million to R$ 50.8 million in 2006, mainly due to the booking of R$ 148.5 million discount regarding the financial restructuring in 2005.

________________________________
20 In US GAAP Depreciation and Amortization expenses dropped by 13.4%, from US$ 21.4 million in 4Q05 to US$ 18.6 million in 4Q06. In the year, this line recorded a 10.0% increase, from US$ 68.2 million in 2005 to US$ 75.0 million in 2006.
21 In US GAAP Consolidated Operating Income climbed 96.0%, from US$ 27.8 million in 4Q05 to US$ 54.6 million in 4Q06. In the year, the increase was of 47.0%, from US$ 117.5 million in 2005 to US$ 172.7 million in 2006.
22 In US GAAP Monetary Indexation went from a negative US$ 0.5 million to a positive US$ 0.2 thousand in 4Q06. In the year, Monetary Indexation recorded a 97.6% increase, from a negative US$ 2.5 million in 2005 to a negative US$ 0.05 million in 2006.
23 In US GAAP Gain (Loss) on Exchange Rate dropped by 64.1%, from US$ 5.6 million in 4Q05 to a positive US$ 2.0 million in 4Q06, and decreased by 75.5% in the year, from US$ 31.0 in 2005 to US$ 7.6 in 2006.
24 Financial Expenses include interest on financial debt, delinquent interest and fines on loans, and interest payable to suppliers and on tax contingencies. In US GAAP Financial Expenses grew by 0.7%, from US$ 13.3 million to US$ 13.2 million in 4Q06. In the year Financial Expenses decreased 29.0% from US$ 69.9 million in 2005 to US$ 49.6 million in 2006.
25 In US GAAP Other Financial Expenses went from a US$ 1.3 million expense in 4Q05 to a US$ 5.7 million expense in 4Q06. In the year, Other Financial Expenses decreased by 4.2% from US$ 23.7 million in 2005 to US$ 22.7 million in 2006.

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1.6 Other Non-operating Expenses/Revenues[27] , moved from a negative R$ 0.5 million to a positive R$ 0.1 million. In the year, this line was positive at R$ 0.8 million versus a negative R$ 13.4 million, due to the sale of obsolete inventories and off scouring.

INCOME TAX AND NET INCOME

(R$ thousand)	4Q06	4Q05	2006	2005

Earnings before Equity Result and Income Tax	59,357	54,207	198,303	123,809

Income Tax and Social Contribution	(31,502)	76,719	(116,868)	2,019

Current	(6,790)	(8,603)	(25,134)	(34,460)

Deferred	(24,712)	85,322	(91,734)	36,479
Cost of Tax and and Temporary Differences	(3,467)	106,568	(6,751)	121,462
Goodwill Amortization	(21,245)	(21,246)	(84,983)	(84,983)
	-	-	-	-

Net Income	28,421	130,877	81,933	125,663

Income Tax and Social Contributions	1,433,067	1,372,350
Deferred income tax on fiscal losses and negative base	332,004	339,510
Income tax on fiscal losses and negative base to be deferred	822,259	800,224
Tax credits from goodwill incorporated	147,633	232,616
Tax credits from goodwill to be incorporated - Vivax	131,171	-

• In the medium term, in order to maximize cash generation by using tax benefits, the Company will in 2007, accelerate the operating subsidiaries consolidation process, through their incorporation by Net Serviços, which became an operating company. This movement is necessary due to the fact that a large part of Net Serviços’ tax benefits come from fiscal loss and negative base at the balance sheet, as well as significant expenses such as General and Administrative and interest over debt.

Currently the Company holds, according to the table above, a net tax benefit balance, which includes fiscal benefits on (i) tax losses carry forward; and (ii) goodwill from acquisition of R$ 1,433.1 million to be used in the coming periods. Taking into account the amortization of the goodwill from acquisition, the Company’s Net Income should be temporarily lower, which does not necessarily correspond to a weaker performance, but should strengthen the Company’s cash generation.

1. Earnings before Equity Result and Income Tax28 reached R$ 59.4 million, a 9.5% increase over the R$ 54.2 million recorded in 4Q05. In the year, earnings before equity result and income tax reached R$ 198.3 million, 60.2% above the R$ 123.8 million recorded in 2005. This result shows that the Company has maintained its focus on growing with profitability and coupled with an adequate capital structure, it is resulting in consistent Net Income before the effect of the tax benefits that the Company has the right to.

2. Income Tax and Social Contribution (current and deferred)29 expense totaled R$ 31.5 million in 4Q06, versus a positive R$ 76.7 million in 4Q05. In the year, income tax and social contribution expenses were R$ 116.9 million, versus a positive result of R$ 2.0 million in 2005. This result is due to the non-booking of tax benefit, due to the consolidation process previously discussed. As a result of this project, during the annual long-term business plan review, the Company reverted tax benefits of some subsidiaries in the amount of R$ 150 million, that within this new scenario is not expected to be accomplished were reverted, and, at the same time, the Company updated the tax benefits constitution in the amount of R$ 147 million for other subsidiaries, which should continue to have the possibility to use those benefits, considering the new plan. Therefore, the net result in this line was fairly stable and, differently from the previous two periods, a positive impact of the booking of tax benefits did not occur.

3. Net Income30 in 4Q06 reached R$ 28.4 million versus R$ 130.9 million recorded in 4Q05, a 78.3% drop. In the year, net income totaled R$ 81.9 million versus R$ 125.7 million, a 34.8% drop. This drop can be explained by a combination of deferred income tax constitution with the non-deferred income tax

________________________________
26 In US GAAP Financial Income grew by 373.9% from US$ 8.4 million in 4Q05 to US$ 39.9 million in 4Q06. In the year the increase was of 27.8% from US$ 43.8 in 2005 to US$ 56.0 in 2006.
27 In US GAAP Other Non-operating Expense/Revenue went from a positive US$ 0.8 million to a negative US$ 1.8 million in 4Q06. In the year, Other Non-operating Expense/Revenue went from a US$ 1.6 million revenue in 2005 to a US$ 1.6 million expense in 2006.
28 Earnings before Equity Result and Income Tax grew by 173.9% from US$ 27.7 million to US$ 75.9 million in 4Q06. In the year, the increase was of 65.7% from US$ 97.9 million to US$ 162.3 million in 2006.
29 In US GAAP Income Tax and Social Contribution went from a negative US$ 30.0 million in 4Q05 to a positive US$ 51.3 million in 4Q06. In the year, Income Tax and Social Contribution went from a negative US$ 42.0 million in 2005 to a positive US$ 40.8 million in 2006.
30 In US GAAP Net Income went from a US$ 2.1 million loss in 4Q05 to a US$ 128.2 million income in 4Q06. In the year, net income grew by 262.8% from US$ 56.4 million in 2005 to US$ 204.6 million in 2006.

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at the subsidiaries that will be incorporated. When excluding the tax benefit impact in 2005 and the no constitution in 2006, net income would have reached R$ 21 million and R$ 85 million in 2005 and in 2006, respectively or a 300% improvement compared to 2005.

DEBT, CAPITALIZATION AND LIQUIDITY

R$ Thousand	4Q06	4Q05

Short Term Debt	8,648	139,376

Interest	8,648	48,029
Sindicato - Net Sul Notes	-	91,347

Long Term Debt	900,700	650,000

Debentures 5th issuance	-	650,000
Debentures 6th issuance	580,000	-
Perpetual Notes	320,700	-

Total Debt	909,348	789,376

Cash and Cash Equivalents	506,457	302,756
Short Term Investments		101,373

Net Debt	402,891	385,247

US dollar-denominated debt	320,700	91,347
	35.3%	11.6%
Brazilian real-denominated debt	588,648	698,029
	64.7%	88.4%

• During 4Q06, in order to extend debt amortization schedule and to reduce its costs, the Company accomplished the 6th debenture program, issuing 58 thousand debentures with unit par value of R$ 10,000 maturing on December 1, 2013. In fact, this corresponded to a 2-year debt rollover, as the first principal amortization is scheduled for 2010, while the 5th issue, this first amortization was scheduled to 2008. The interest expenses will be paid every six months and its cost is CDI + 0.70% p.a.

• In addition to the 6th debenture program, the Company issued a perpetual bond in amount of US$ 150 million, in order to finance investments in the bidirectional network and digital service expansion as previously mentioned.

• With the issuance of the perpetual bond, of the 6th debenture program and the prepayment of the 5th debenture, the Company’s Gross Debt, comprising principal amount plus interest expenses, ended the quarter at R$ 909.4 million, and the short-term amortization regards only interest under perpetual bond and debenture.

• Cash and Cash equivalents reached R$ 506.5 million at the end of the quarter, in comparison to the R$ 302.8 million recorded at the end of 4Q05. This 67.3% increase is mainly due to the issuance of perpetual bonds. Excluding the effects of: (i) the proceeds from perpetual bonds in the amount of R$ 320.7 million; (ii) R$ 40 million net amortization on capital markets operations; and (iii) payment of R$ 125.8 million as Capex aimed at the new projects, the Company would have ended the year with R$ 351.6 million in cash and cash equivalents. This cash level would be above the R$ 302.8 million recorded at the end of 2005, showing that the Company’s current cash generation level has been sufficient to effect the necessary investments to sustain its organic growth, even with the Company’s accelerated growth.

• Net Debt31 at the end of the quarter was R$ 402.9 million, 4.6% higher than the R$ 385.2 million recorded in 2005. However, due to EBITDA growth in 2006 and to the strong cash position after the perpetual bond issuance, net debt to last 12-month EBITDA ratio dropped from 0.86x in 2005, to 0.78x in 2006. Although, part of the Company’s cash position shall be used to finance the announced investments, expectation for EBITDA growth in 2007 should maintain this ratio at approximately 1.0x.

• Cash Capex in 4Q06 totaled R$ 202.7 million. As previously announced, part of the R$ 300 million directed to investments in the bidirectional network and digital service expansion had already started to be accomplished during 2006. The total Capex directed to these new projects reached R$ 125.8 million. Capex directed to Company’s day-to-day investments totaled R$ 76.8 million, and the variable portion

______________________________________________________
31 In US GAAP, net debt which does not include the interest booked for the period, grew by 0.6%, from US$ 187.3 million to US$ 188.4 million this quarter. The net debt to EBITDA ratio was 0.76x.

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represented over 93%. Out of the total day-to-day investments, 63% was related to subscribers’ hook-up and acquisition, 7% to internal building network, 23% to Vírtua Central and 7% to IT and general investments. In the year, total Capex amounted to R$ 487.9 million. Excluding Capex directed to the new projects, on-going investments totaled R$ 362.1 million, 87% of which variable. The 2006 Capex level, which was above to the R$ 300 million initially expected, was supported by the Company’s operational cash generation, with extremely attractive payback period.

Financial Ratios	2006	2005
EBITDA / Interest Expenses	3.92	2.36
Current Ratio	1.83	1.65
Net Debt / EBITDA	0.78	0.86
Net Debt/ Enterprise Value	0.05	0.08

EBITDA / Active Subscribers	R$ 284	R$ 292
Net Revenues/Active Subscribers	R$ 1,068	R$ 1,034

• Most financial ratios recorded a positive performance, except for EBITDA over connected subscribers, which reflects higher selling expenses in order to accelerate growth.

CAPITAL MARKETS

• In November, the Company obtained the Exemplary Disclosure certification, strengthening its commitment to best practices of Corporate Governance and its respect to all investors. The Exemplary Disclosure concept was jointly developed by Linklaters (law firm), KPMG Assurance Services and MZ Consult (investor relations and financial communications consulting company), based on U.S. federal securities laws (such as Regulation Fair Disclosure), the rules and regulations of the U.S. Securities and Exchange Commission – SEC (i.e. Sarbanes-Oxley Act), the U.S. stock exchanges, as well as certain local non-US security regulators (i.e. CVM). By developing the Exemplary Disclosure process, it was also considered the best and most relevant global corporate governance practices applied in relation to investor and analyst relations. To lead the implementation and to initiate a select group of companies adopting the Exemplary Disclosure philosophy, NET has accomplished small improvements in its manual for disclosure of material information and trading with its own securities, as well as developed specific procedures for each of its processes of information disclosure and interaction with the capital markets. With this unique certification in Exemplary Disclosure, NET reinforces its strong commitment to the best practices of corporate governance and ensures full compliance with the three fundamental principles, which should underpin listed companies’ relations with the global capital markets and their investors: access to information, transparency and equal treatment.

• Also in November, the Company was granted the Garrigues-Affinitas Award for Good Corporate Governance in Latin America, in the Latibex Company with the Best Corporate Governance Practices category. The award ceremony took place at the 8th Latibex Forum, which gathered more than 70 Latin American and European companies in Madrid, Spain. The jury evaluated, among other aspects, shareholders’ rights, equal treatment, the role of the same interest groups, communication, transparency and the Board of Directors’ responsibility.

• At the end of 4Q06, the Company’s shares traded on Bovespa (NETC4) and ADRs traded on Nasdaq ended the period at R$ 24.27 and US$ 11.98, corresponding to a 51.3% and 74.5% appreciation, respectively. Among the shares listed on the Bovespa Index, NETC4 was the 15th share that recorded the best appreciation in 2006 and it represented approximately 2.0% of the Bovespa trade volume. Enterprise value (“E.V.”) was based on the share price as of the end of the quarter multiplied by the number of shares plus the net debt. E.V. recorded a 62.4% appreciation from R$ 4.6 billion in 4Q05 to R$ 7.5 billion this quarter.

• Preferred share financial volume on Bovespa dropped slightly during this quarter, from R$ 2.0 billion in 4Q05 to R$ 1.9 billion in 4Q06. ADRs traded on Nasdaq continued to record an expressive growth, increasing from US$ 36 million to US$ 104 million in 4Q06, corresponding to a 191% increase.

• In October 2006, S&P upgraded the Company’s rating from brA to brA+ in the national scale and revised the corporate rating from B+ to BB- on the global scale, both with a positive trend.

ACQUISITION OF VIVAX

• On November 30, 2006 the Company issued 1,355,713 common shares and 23,010,140 preferred shares, concluding the first step of the acquisition of Vivax that totaled R$ 537 million. NET’s common shareholders subscribed and paid in in cash all the common shares issued through the exercise of their

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preemptive right and leftovers. NET’s preferred shareholders subscribed and paid in in cash 2,988,032 of the preferred shares issued, corresponding to 12.98% of the total issued. HTI subscribed and paid in the remaining preferred shares with Vivax and Brasil TV a Cabo Participações S.A. (“BTVC”) shares, as part of the agreement for the Acquisition of the Minority Interest in Vivax’s Capital. Since then, NET holds a minority interest of 36.7% in Vivax’s capital stock, 14.6% directly and 22.1% indirectly, through a minority interest in BTVC. The Company is still awaiting ANATEL‘s approval to implement the necessary steps for the acquisition of Vivax’s control.

• On December 31, 2006, the free float represented 53% of the total capital, in comparison to 51% on December 31, 2005.

SUBSEQUENT EVENTS

• On February 1, 2007, the Board of Directors approved a capital increase, trough the issuance of 1.146.354 common and 1.881.774 preferred shares. Tax benefit from goodwill amortization was incorporated by the Company, in view of the merger of Globotel Participações S.A, resulting in this capital increase. All shareholders (NETC4 and NETC3) will have the preemptive right to subscribe 1,035777% over the number of shares held on February 1, 2007.

• Share price in this capital increase will be R$ 23.25 per share. The determination of the issuance price of the shares was made based on the weighted average per trading volume of the unit average trading price on the Bovespa of the preferred shares issued by the Company in the last thirty (30) trading floors immediately previous to the date of this meeting, retroactively counted, as from December 15, 2006 up to January 31, 2007, inclusively, applying a five percent (5%) discount on this average.

• On January 31, 2007, HTI informed the Company that it sold its ownership in preferred shares (“PN shares”) issued by NET. Since then, HTI has not held either common shares (“ON shares”) or PN shares issued by the Company.

MAIN DIFFERENCES BETWEEN BR GAAP AND US GAAP

In US GAAP, all Revenues were positively affected by the average US dollar exchange rate. On the other hand, this also increased costs and expenses. The 4Q06 US dollar exchange rate averaged US$ 2.1518, versus US$ 2.2507 in 4Q05, a 4.4% drop, while the US dollar exchange rate averaged US$ 2.4357, in 2005, versus US$ 2.1751 in 2006, a 10.7% drop. In addition, the conversion of the results and the balance sheet figures from BR GAAP to US GAAP reflects US regulations under the FASB (Financial Accounting Standards Board), and complementary SEC rules that affected the differences as shown below.

MAIN DIFFERENCES BETWEEN BR GAAP AND US GAAP	4Q06	2006

EBITDA em BR GAAP (R$ million)	143.6	515.4

Adjustments that affected EBITDA in US GAAP (R$ million)

Hook-up fee	7.3	31.5
Subscribers sign-in costs	(1.4)	(3.9)
Programming Costs	0.7	2.7
G&A	2.5	(3.5)
Other	3.3	-

EBITDA in US GAAP (R$ million)	156.0	542.2

Difference in EBITDA (US GAAP - BR GAAP)	12.4	26.8
EBITDA in US GAAP (US$ million)	72.5	247.6

Net Income in BR GAAP (R$ million)	28.4	81.9

Adjustments that affected Net income in US GAAP (R$ million)

EBITDA	12.4	26.8
Depreciation and Amortization	10.4	31.5
Interest and exchange variation over debt expenses	79.8	92.9
Income tax and social contribuition	141.3	202.6
Other	5.3	6.8

Net Income in US GAAP (R$ million)	277.6	442.5

Difference in Net Income (US GAAP - BR GAAP)	249.2	360.5
Net income in US GAAP (US$ million)	128.2	204.7

• In US GAAP, hook-up fee is deferred according to SFAS 51 “Financial Reporting by Cable Television Companies”, by the amount that exceeds the subscriber sign-in costs. If this difference is positive, the

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revenue shall be booked and amortized according to the average period that the subscriber remains as a client. As a result of the loyalty packages, which can exempt subscribers from the hook-up fee, in 4Q06 the difference was negative, thus the Company did not book any amount. However, existing deferred hook-up revenue from previous periods in the amount of R$ 7.3 million was recognized in the quarter and of R$ 31.5 million in 2006, explaining the higher revenue in US GAAP versus BR GAAP in the quarter.

• In US GAAP subscriber sign-in costs are also deferred based on SFAS 51 including sign-in equipment, workforce and third-party hook-up services. In BR GAAP, in addition to the items included in US GAAP, field telecommunications and vehicle expenses are also deferred. This item was R$ 1.4 million lower in the quarter and R$ 3.9 million lower in 2006 in US GAAP compared to the BR GAAP.

• Previous programming contractual agreements that have occurred since December 2003, generated discounts conditioned to their expiration term. In BR GAAP, these discounts were recorded at the settlement dates. In US GAAP, these discounts were deferred and have been being expensed in accordance with the updated term of each agreement. Thus, given these discounts, programming costs in US GAAP was lower than in BR GAAP by R$ 0.7 million in 4Q06, and R$ 2.7 million in 2006.

• In 2006, some programmers granted benefits in order to promote new channels. In BR GAAP, these benefits were expensed in the 2Q06, which was the settlement date. In US GAAP, these benefits were deferred and have been expensed in accordance with the term of this benefit; thus, General and Administrative expenses were lower than BR GAAP by R$ 2.5 million in 4Q06. However, for the full year, General and Administrative expenses in BR GAAP were R$ 3.5 million lower than US GAAP, due to the full expense of this benefit in BR GAAP during the 2Q06.

• As a result of the accounting differences mentioned above, US GAAP EBITDA was R$ 12.4 million higher than the BR GAAP EBITDA, reaching R$ 156.0 million (US$ 72.5 million) in 4Q06. In 2006, US GAAP EBITDA was R$ 26.8 million higher than the BR GAAP EBITDA, reaching R$ 542.2 million (US$ 247.6 million).

• In US GAAP, goodwill from acquisitions is not amortized and according to SFAS 142 “Goodwill and Other Intangible Assets”, it is subject to an annual impairment test to check if the goodwill amount is recoverable by future results. By the end of 2006, the Company made this impairment test, which did not require goodwill write-off. In BR GAAP, this goodwill is amortized on a monthly basis by the straight-line method. Thus, in US GAAP, depreciation and amortization expenses were lower than in BR GAAP by R$ 10.4 million in 4Q06 and R$ 31.5 million in 2006.

• The main difference between US GAAP and BR GAAP for booking financial expenses relates to the booking of the gains from the debt restructuring process, which took place in March 2005 and the refinancing of this restructured debt through the issuance of a local debenture in September 2005. In BR GAAP, waived interest on arrears and contractual fines were fully accounted upon the conclusion of the debt restructuring process. In US GAAP, the restructured debt and its subsequent refinancing followed SFAS 15 “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and EITF 96-1932 “Debtors Accounting for a Modification or Exchange of Debt Instruments”, whereby waived interest on arrears and contractual fines, for creditors who were part of the restructuring and refinancing processes and remained as creditors, was deferred and amortized reducing financials expenses in the coming periods. Consequently, for those creditors, the gains from the debt restructuring process could not be immediately accounted upon the conclusion of the debt restructuring process. Due to the 6th debenture issuance and the prepayment of the 5th debenture, this procedure was further considered, as the 6th debenture issuance was fully allocated to institutional investors and the Company no longer has any debt holder who participated in the restructuring program. As a consequence, in US GAAP the Company fully accounted the gains from waived interest on arrears and contractual fines that had been amortized. As a result, in US GAAP, financial expenses were lower than BR GAAP by R$ 79.8 million in 4Q06 and R$ 92.9 million in 2006.

• Deferred income tax and social contribution expenses record book tax benefits and goodwill regarding the merger of Globotel Participações S.A. at different times according to the accounting principle. In US GAAP, the tax benefit is booked on annual basis, while, in BR GAAP the tax benefit is booked following a monthly amortization by the straight-line method, in the amount of R$ 7.1 million per month. Also, in US GAAP, following SFAS 109 “Accounting for Income Taxes” tax benefit over tax loss and temporary differences are annually adjusted by revised valuation analysis while in BR GAAP they are monthly evaluated and constituted. In addition, in 2006, the profitable record coupled with favorable expectations resulted in fiscal credits equalization between US GAAP and BR GAAP, which meant a higher US GAAP

4Q06 Earnings Results
February 2, 2007
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tax benefit. As a consequence, the result in US GAAP was higher than BR GAAP by R$ 141.3 million in 4Q06 and R$ 202.6 million in 2006.

• Considering these accounting differences, in US GAAP net income reached R$ 277.6 million (US$ 128.2 million) in 4Q06, a better result in comparison to the R$ 28.4 million recorded in BR GAAP. In 2006, net income in US GAAP reached R$ 442.5 million (US$ 204.7 million), a better result than the R$ 81.9 million recorded in BR GAAP.

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UPCOMING EVENTS

1. Conference call – 4th Quarter 2006 Earnings Results

Date: February 2, 2007
In Portuguese:
12:00 PM (US EST)	Dial in: (+55 11) 2101-4848
Replay until 02/09/2007: (+55 11) 2101-4848
Conference ID: Net Serviços

Live webcast at http://www.ri.netservicos.com.br

In English:

1:00 PM (US EST)	Dial in: (+1 973) 935-8893
Replay: (+1 973) 341-3080
Conference ID: 8321034

Live webcast at http://www.ir.netservicos.com.br

2. Public Meetings

So Paulo - APIMEC	Rio de Janeiro - APIMEC
Venue: Auditório Plaza Centenário	Venue: Sofitel Rio de Janeiro
Av. Nações Unidas, 12.995 (Robocop)	Av. Atlântica, 4240
Date: February 6, 2007	Date: February 9, 2007
Time: 4:00 PM (Brasília time)	Time: 8:30 AM (Brasília time)

3. Expected dates for upcoming quarterly results

(1Q07)	--> April 19, 2007
(2Q07)	--> July 19, 2007
(3Q07)	--> October 18, 2007

This release contains forward-looking statements relating to the prospectus of the business, estimates for operating and financial results, and those related to growth prospects of NET. These are merely projections and, as such, are based exclusively on the expectations of NET’s management concerning the future of the business. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in NET’s filed disclosure documents and are, therefore, subject to change without prior notice.

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FINANCIAL STATEMENTS IN BR GAAP

Net Serviços de Comunicaço S.A.
Income Statemet	4Q06	4Q05	2006	2005
Brazilian Corporate Law - (in R$ thousand)

Revenues
Subscriptions	637.797	499.668	2.312.114	1.834.880
Sign-on and hookup-up fees	4.475	3.500	18.153	15.024
Other Revenues	36.430	37.805	137.457	118.740
PPV	21.392	21.482	71.751	72.434
Others	15.038	16.323	65.706	46.306
Gross Revenues	678.702	540.973	2.467.724	1.968.644
Services and other taxes	(148.342)	(108.345)	(531.685)	(375.562)
Net Revenues	530.360	432.628	1.936.039	1.593.082

Direct Operating Expenses	(255.183)	(218.538)	(947.605)	(795.433)
Programming & Royalties	(148.244)	(130.779)	(553.982)	(486.221)
Network Expenses	(29.536)	(29.331)	(112.307)	(104.130)
Customers Relations	(3.931)	(4.777)	(16.117)	(20.018)
Payroll and Benefits	(25.340)	(22.001)	(97.738)	(76.023)
Other Costs	(48.132)	(31.650)	(167.461)	(109.041)

Selling, General and Adminstrative Expenses	(131.557)	(99.364)	(473.007)	(347.593)
Selling	(47.492)	(35.623)	(176.951)	(102.587)
General & adminstrative	(89.702)	(67.925)	(300.451)	(236.533)
Bad Debt Expenses	(4.623)	(4.019)	(23.631)	(19.598)
Other income/ (expense), net	10.260	8.203	28.026	11.125

EBITDA	143.620	114.726	515.427	450.056
EBITDA margin	27%	27%	26,6%	28%

Depreciation and Amortization	(50.567)	(48.810)	(195.299)	(211.390)
Depreciation	(38.707)	(35.573)	(148.997)	(144.493)
Amortization	(11.860)	(13.237)	(46.302)	(66.897)
Operating Income/(Loss) - EBIT	93.053	65.916	320.128	238.666
EBIT margin	18%	15%	17%	15%

Monetary indexation, net	424	(1.069)	(170)	(4.263)
Loss on exchange rate, net	5.256	11.680	15.337	52.261
Financial Expenses	(49.860)	(40.664)	(182.075)	(325.728)
interest, charges, arrears and fine	(33.202)	(33.671)	(117.095)	(159.241)
interest financial expenses others (suppliers and taxes)	(4.938)	(4.450)	(14.379)	(31.306)
other financial expenses	(11.720)	(2.543)	(50.601)	(135.181)
Financial Income	14.335	19.279	50.781	176.405
Other financial income	14.335	19.279	50.781	27.907
Discount granted on debt restructuring	0	0	0	148.498
Loss on sale of fixed assets	(3.968)	(402)	(6.524)	(163)
Other (non-operating)	117	(533)	826	(13.369)

Income/(loss) bef. Investees, min.ints.	59.357	54.207	198.303	123.809
Current income tax	(6.790)	(8.603)	(25.134)	(34.460)
Deferred income tax	(24.712)	85.322	(91.734)	36.479

Income/(loss) bef. investees, mmin. Ints	27.855	130.926	81.435	125.828
Equity in earnings	380	0	380	0
Minority interests	186	(49)	118	(165)

Net Income (loss)	28.421	130.877	81.933	125.663
Net Income (loss) per share	0,10	0,50	0,28	0,48
Number of shares	292.353.788	263.644.244	292.353.788	263.644.244

4Q06 Earnings Results
February 2, 2007
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NET Serviços de Comunicaço S.A.
Consolidated Balance Sheet	4Q06%		4Q05%
Brazilian Corporate Law - (in R$ thousand)
Assets
Cash & cash equivalents	506.457	15,9%	302.756	13,0%
Short term investments	0	0,0%	101.373	4,4%
Net accounts receivables	114.806	3,6%	83.731	3,6%
Account receivable from subscriber - net	93.291	2,9%	71.843	3,1%
Other receivables	21.514	0,7%	11.888	0,5%
Income tax recoverable	30.892	1,0%	49.962	2,2%
Deferred income tax	85.574	2,7%	102.910	4,4%
Prepaid expenses	17.834	0,6%	12.178	0,5%
Inventories	52.473	1,6%	35.651	1,5%
Total Current Assets	808.035	25,3%	688.561	29,7%
Investments	125.955	3,9%	0	0,0%
Goodwill on acquisition of subsidiaries	442.299	13,9%	80.930	3,5%
Net Property & Diferred	1.213.022	38,0%	912.824	39,3%
Other Assets	600.961	18,8%	639.978	27,6%
Judicial Deposits	137.508	4,3%	113.814	4,9%
Diferred taxes recoverable	425.966	13,4%	488.628	21,0%
Other receivables	37.487	1,2%	37.537	1,6%
Total Long-term Assets	2.382.238	74,7%	1.633.731	70,3%
Total Assets	3.190.271	100,0%	2.322.293	100,0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	227.761	7,1%	132.862	5,7%
Provision for payables	12.928	0,4%	12.939	0,6%
Income tax payable	24.023	0,8%	34.785	1,5%
Short-term debt	2.919	0,1%	96.909	4,2%
Debenturs	5.729	0,2%	48.029	2,1%
Payroll accruals	6.143	0,2%	5.133	0,2%
Other payable accounts	161.133	5,1%	87.299	3,8%
Tax accruals	47.074	1,5%	36.441	1,6%
Payroll provision	59.319	1,9%	24.525	1,1%
Other debts	54.740	1,7%	26.332	1,1%
Total Curret Liabilities	440.637	13,8%	417.955	18,0%

Long-term debt	320.700	10,1%	(0)	0,0%
Debentures	580.000	18,2%	650.000	28,0%
Associated companies	(0)	0,0%	4	0,0%
Taxes and contributions payable	2.057	0,1%	3.987	0,2%
Provision for contingencies	576.957	18,1%	620.035	26,7%
Other	29.491	0,9%	8.663	0,4%
Total Long Term Liabilities	1.509.205	47,3%	1.282.690	55,2%

Total Liabilities	1.949.842	61,1%	1.700.645	73,2%
Minority Interest	204	0,0%	380	0,0%

Capital Stock	4.072.641	127,7%	3.461.349	149,0%
Goodwill reserves	355.924	11,2%	430.193	18,5%
Accumulated Losses	(3.188.340)	-99,9%	(3.270.273)	-140,8%
Shareholders' Equity	1.240.226	38,9%	621.268	26,8%

Liabilities and Stockholders´ Equity	3.190.271	100,0%	2.322.293	100,0%

4Q06 Earnings Results
February 2, 2007
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NET Serviços de Comunicaço S.A.
Consolidated Statement of Cash Flow	4Q06	4Q05	2006	2005
Brazilian Corporate Law - (in R$ thousand)
Cash and cash equivalents, beginning of the period	284.183	315.677	302.756	324.734
Results of the period	28.421	130.877	81.933	125.663
Non-cash items	(14.768)	(50.485)	284.953	175.318
Equity in results of investees	(380)	-	(380)	-
Exchange losses, monetary indexation and interest expenses, net	2.430	24.046	28.324	24.189
Depreciation and Amortization	50.566	48.808	195.299	211.390
Diferred income taxes	24.712	(85.322)	91.734	(36.479)
Estimated liability for tax, labor and civil claims and assesssments	(23.487)	(57.685)	(84.322)	(69.841)
Interest on loans, net	(73.719)	22.723	9.626	150.547
Gain (loss) on Hedge	5.349	(5.644)	37.254	25.260
Minority interest in results of consolidated Sub.	(186)	49	(118)	165
Result on sale of assets, net	(53)	2.540	7.536	18.606
Waiver on reestructure debt	-	-	-	(148.519)
Decrease (Increase) in assets	(17.193)	142.194	37.561	(123.538)
Trade accounts receivable	(8.672)	(2.137)	(21.449)	(11.099)
Recoverable income taxes	(6.767)	(9.595)	5.850	(17.150)
Prepaid expenses	(3.448)	13.421	(10.118)	38.121
Inventories and others assets	910	(3.326)	(9.288)	(4.947)
Other Assets	784	143.831	72.566	(128.463)
Increase (decrease) in liabilities	73.117	(21.392)	135.754	(86.035)
Accounts payables to Supliers and programmers	47.640	(45.469)	94.899	(66.952)
Income taxes payable	8.124	13.974	(129)	18.021
Payroll and related charges	6.968	8.171	27.505	(4.504)
Sales taxes, accrued expenses and other liabilities	10.385	1.932	13.479	(32.600)
Increase (decrease) in workine capital	55.924	120.802	173.315	(209.573)

Cash flow from investing activities	(204.140)	(78.664)	(490.367)	(187.414)
Acquisition of investments and advances to related companies, net of re	(4.229)	-	(4.229)	-
Acquisition of property and equipment	(201.140)	(78.848)	(487.894)	(188.648)
Proceeds from the sale of equipment	1.229	184	1.756	1.234

Cash flow from financing activities	356.837	(135.451)	153.867	74.028
Issuances	906.966	-	906.966	967.405
Repayments	(580.009)	(135.454)	(782.979)	(1.477.307)
Capital increase	29.880	3	29.880	583.930
Change in cash and cash equivalents	222.274	(12.921)	203.701	(21.978)

Cash and cash equivalents, end of the period	506.457	302.756	506.457	302.756

4Q06 Earnings Results
February 2, 2007
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Page 18 of 20

FINANCIAL STATEMENTS IN US GAAP

Net Serviços de Comunicaço S.A.
Income Statement	4Q06	4Q05	2006	2005
US GAAP - (in US$ thousands)

Revenues
Subscriptions	295.115	220.982	1.059.127	756.226
Sign-on and hookup revenue, net	5.433	2.634	22.715	10.431
Gross sign-on and hookup fee revenue	2.065	1.541	8.278	6.116
Deferred sign-on and hookup fee revenue,net	3.368	1.093	14.437	4.315
Other Revenues	18.060	16.714	62.829	49.284
PPV	9.903	9.510	32.943	30.012
Others	8.157	7.204	29.886	19.272
Gross Revenues	318.608	240.330	1.144.671	815.941
Services and other taxes	(68.682)	(47.936)	(243.768)	(155.276)
Net Revenues	249.926	192.394	900.903	660.665

Direct Operating Expenses	(118.575)	(98.011)	(435.981)	(329.705)
Programming & Royalties	(68.246)	(58.247)	(252.355)	(200.157)
Network Expenses	(15.815)	(14.805)	(65.138)	(47.254)
Customers Relations	(1.817)	(2.111)	(7.372)	(8.218)
Payroll and Benefits	(11.693)	(9.787)	(38.181)	(31.406)
Others	(21.004)	(13.061)	(72.935)	(42.670)

Selling, General and Administrative Expenses	(58.746)	(44.933)	(217.266)	(145.274)
Selling	(22.058)	(15.801)	(81.356)	(42.912)
General & administrative	(37.819)	(30.022)	(135.693)	(97.362)
Bad Debt Expenses	(2.147)	(1.814)	(10.829)	(7.990)
Other income/(expense), net	3.278	2.704	10.612	2.990

EBITDA	72.605	49.450	247.656	185.687
EBITDA Margin	29%	26%	27%	28%

Depreciation and Amortization	(18.567)	(21.432)	(74.985)	(68.160)
Depreciation	(18.574)	(21.402)	(74.985)	(67.845)
Amortization	7	(30)	-	(315)
Loss on write-down of equipment, net	513	(187)	-	(44)
Operating Income/(Loss) - EBIT	54.551	27.831	172.671	117.483
EBIT Margin	22%	14%	19%	18%

Monetary indexation, net	197	(470)	(59)	(2.447)
Loss on exchange rate, net	2.017	5.611	7.604	31.041
Financial expenses	(18.935)	(14.571)	(72.361)	(93.605)
interest,charges, arrears and fine	(11.210)	(11.674)	(43.336)	(55.331)
interest financial expenses others (supliers and taxes)	(2.012)	(1.640)	(6.300)	(14.565)
other financial expenses	(5.713)	(1.257)	(22.725)	(23.709)
Financial income	39.913	8.423	56.052	43.845
Other (non-operating)	(1.876)	873	(1.650)	1.612

Income/(loss) bef. tax, investees, min. ints.	75.866	27.697	162.256	97.929
Current income tax	(3.046)	(3.895)	(11.122)	(14.004)
Deferred income tax	54.374	(26.129)	51.934	(28.023)

Income/(loss) bef. Investees, min.ints.	127.194	(2.327)	203.068	55.902
Equity in earnings	974	179	1.613	512
Minority Interest	-	-	-	(0)

Net Income (Loss) before discontinued operations	128.168	(2.148)	204.681	56.414
Deemed dividend to preferred stockholders	-	-	-	(0)
Number of common shares	110.675.783	107.548.340	110.675.783	107.548.340
Number of preferred shares	181.677.538	156.095.904	181.677.538	156.095.904
Net Income (Loss) allocable to common stockholders	128.168	(2.148)	204.681	56.414

4Q06 Earnings Results
February 2, 2007
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Net Serviços de Comunicaço S.A.
Consolidated Balance Sheet	4Q06%		4Q05%
US GAAP - (in US$ thousands)
Assets
Cash & cash equivalents	11.826	0,7%	23.865	2,0%
Short term investments	222.209	12,3%	103.624	8,7%
Net accounts receivables	105.759	5,8%	75.992	6,4%
Accounts receivable	95.626	5,3%	70.921	6,0%
Other	10.133	0,6%	5.071	0,4%
Restricted Cash	0	0,0%	43.309	3,6%
Income tax recoverable	14.110	0,8%	20.942	1,8%
Deferred income tax	39.271	2,2%	34.313	2,9%
Prepaid expenses	8.310	0,5%	4.801	0,4%
Total current assets	401.485	22,2%	306.846	25,8%

Investments and advances to investees	54.786	3,0%	2.697	0,2%
Goodwill on acquisition of subsidiaries	473.769	26,2%	268.374	22,6%
Net property and equipment	610.552	33,7%	420.323	35,3%
Other assets	270.433	14,9%	191.875	16,1%
Judicial Deposits	64.307	3,6%	48.624	4,1%
Deferred and recoverable taxes	190.507	10,5%	131.568	11,1%
Other receivable	15.619	0,9%	11.683	1,0%
Total Long-term assets	1.409.540	77,8%	883.269	74,2%

Total assets	1.811.025	100,0%	1.190.115	100,0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	106.212	5,9%	56.818	4,8%
Provision for payables	6.046	0,3%	5.528	0,5%
Income taxes payable	10.878	0,6%	14.617	1,2%
Short-term debt	0	0,0%	2.376	0,2%
Current portion of long-term debt	0	0,0%	44.961	3,8%
Interest payable	4.045	0,2%	17.594	1,5%
Deferred Revenue	52.043	2,9%	40.261	3,4%
Payroll and contributions payable	2.865	0,2%	2.188	0,2%
Other payables and accruals	75.009	4,1%	37.143	3,1%
Tax accruals	21.946	1,2%	15.494	1,3%
Payroll provision	27.711	1,5%	10.461	0,9%
Other debts	25.352	1,4%	11.188	0,9%
Total Current Liabilities	257.098	14,2%	221.487	18,6%

Long-term debt	150.000	8,3%	73.988	6,2%
Debentures	271.282	15,0%	239.120	20,1%
Deferred sign-on, hookup fee and programming benefit	22.987	1,3%	20.842	1,8%
Taxes and payables and accruals	985	0,1%	5.018	0,4%
Total Long-term liabilities	445.254	24,6%	338.968	28,5%

Provision for contigencies	269.616	14,9%	264.671	22,2%

Capital stock - preffered and common shares	2.852.051	157,5%	2.580.225	216,8%
Additional paid-in-capital	106.469	5,9%	140.222	11,8%
Accumulated deficit	(1.926.755)	-106,4%	(2.131.436)	-179,1%
Accumulated other comprehensive loss, net	(192.708)	-10,6%	(224.022)	-18,8%
Shareholders' equity	839.057	46,3%	364.989	30,7%

Total Liabilities and Shareholders'Equity	1.811.025	100,0%	1.190.115	100,0%

4Q06 Earnings Results
February 2, 2007
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Page 20 of 20

Net Serviços de Comunicaço S.A.
Consolidated Statement of Cash Flows	4Q06	4Q05	2006	2005
US GAAP - (in US$ thousands)
Cash and cash equivalents, beginning of the period	11.051	20.737	23.865	60.486

Results of the period	128.168	(2.147)	204.681	56.414
Non-cash items	(101.268)	46.516	(45.283)	89.142
Equity in results of investees	(976)	(179)	(1.613)	(513)
Exchange losses, monetary indexation and interest expense, net	(28.108)	12.137	16.293	19.756
Depreciation and amortization	18.567	21.431	74.985	68.160
Deferred income taxes	(86.132)	26.129	(83.703)	28.023
Estimated liability for tax, labor and civil claims and assessments	(10.903)	(10.412)	(38.759)	(15.992)
Deferred sign-on and hook-up fee revenue	5.831	2	5.947	360
Amortization of deferred revenues	(3.973)	(2.781)	(18.437)	(10.704)
Purchase of short investments	5.575	-	-	-
Write off and disposal of assets, net	(1.149)	187	-	46
Non-cash compensation expense	-	2	4	6
Decrease (Increase) in assets	(81.205)	71.083	(60.071)	(101.169)
Trade accounts receivable	(4.210)	3.277	(17.732)	(7.598)
Recoverable icome taxes	27.039	(3.837)	32.729	(6.884)
Prepaid expenses and other assets	16.164	1.739	(1.497)	(10.776)
Restricted cash	(12.937)	61.433	33.690	(42.020)
Short-term investments	(107.261)	8.471	(107.261)	(33.891)
Increase (decrease) in liabilities	32.279	(9.335)	90.133	(17.554)
Accounts payable to suppliers and programmers	9.591	(17.981)	36.740	(22.063)
Income taxes payable	6.816	3.176	(679)	6.872
Payroll and related charges	(575)	(150)	12.671	(5.100)
Sales taxes, accrued expenses and other liabilities	16.447	5.620	41.401	2.737
Increase (decrease) in working capital	(48.926)	61.748	30.062	(118.723)

Cash flow from investing activities	(90.372)	(30.496)	(223.700)	(73.417)
Advances to related companies	(1.952)	-	(1.952)	-
Withdrawals of short-term investments	-	-	-	-
Acquistion of property and equipment	(98.382)	(37.189)	(235.634)	(86.222)
Proceeds from the sale of equipment	9.962	6.693	13.886	12.805

Cash flow from financing activities	113.126	(72.590)	19.543	4.480
Issuances	423.789	-	423.789	276.204
Repayments	(324.474)	(72.590)	(418.057)	(494.806)
Capital increase	13.811	-	13.811	223.082

Effect of exchange rate changes on cash	47	99	2.662	5.483
Change in cash and cash equivalents	775	3.130	(12.035)	(36.621)
Cash and cash equivalents, end of the period	11.826	23.867	11.830	23.865

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5th, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.